Exhibit 99.1

News Release

ALEXCO COMPLETES OFF-TAKE AGREEMENTS WITH GLENCORE, INITIATES CONCENTRATE SHIPMENTS FROM BELLEKENO MINE

December 2, 2010 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce that it has entered into lead and zinc concentrate off-take agreements with Glencore Ltd., Stamford (“Glencore”), a branch of a wholly owned subsidiary of the Swiss-based international natural resources group Glencore International AG. The signing of these agreements with Glencore is coincident with the initiation of concentrate shipments from Alexco’s newly commissioned Bellekeno silver-lead-zinc mine in the Keno Hill Silver District, Yukon.

Alexco and Glencore have entered into two off-take agreements, one for lead concentrate and a second for zinc concentrate. Both concentrates will be produced from Alexco’s newly commissioned conventional flotation mill located approximately 4.5 kilometers from its silver-lead-zinc Bellekeno mine. Over the initial two year term of the off-take agreements, it is anticipated that approximately 42,800 tonnes of concentrate comprising 27,300 tonnes of lead concentrate and 15,500 tonnes of zinc concentrate will be shipped from Bellekeno for smelter treatment and refining. Nominal concentrate grades are anticipated to approximate 70% lead with more than 6,200 grams per tonne silver in the lead concentrate, and 54% zinc with over 300 grams per tonne silver in the zinc concentrate. There are no notable deleterious elements in either concentrate. The off-take agreements also provide for payment of Indium, once commercial concentrate grades for Indium are demonstrated.

“We are very excited to have Glencore as our concentrate off-take partner at Keno Hill. As one of the world's largest suppliers of a wide range of commodities and raw materials to industrial consumers, Glencore brings a wealth of experience and global reach to the project, ensuring that Bellekeno concentrates will be marketed to return maximum benefit to Alexco and our shareholders,” said Clynton Nauman, Alexco’s President and CEO.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

The scientific and technical information about the Bellekeno project on which this news release has been based was prepared by Mr. Thomas Fudge, P.E., Vice President Development and Engineering for Alexco and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.